

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 20, 2015

Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
333 108th Avenue N.E.
Bellevue, WA 98004

> **Re: Expedia, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 16, 2015**
> **File No. 333-208025**

Dear Mr. Khosrowshahi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us your legal analysis of the application of Rule 13e-3 to this transaction in light of the following: (i) the conversation between Mr. Sharples and Mr. Khosrowshahi on October 21 relating to Mr. Sharples's continued employment with the combined company, and (ii) the discussions relating to the acceleration of Mr. Sharples's portion of his outstanding options in connection with the transaction but which would not have been accelerated under the terms of Mr. Sharples's compensation arrangements and the subsequent decision to effect such acceleration.

Selected Historical Consolidated Financial Data of Expedia, page 17:

2. Disclose the ratio of earnings to fixed charges here and in the section beginning on page 97.

Prospective Financial Information, page 50:

3. Revise to disclose the prospective financial information on page 56 in full instead of its summation.

4. We note that the prospective financial information included in page 56 has not been prepared in accordance with GAAP. Please provide the reconciliation required by Item 100(a) of Regulation G.

5. Please tell us why you disclaim your own disclosure in the last full paragraph on page 55. Alternatively, revise your disclosure.

Source and Amount of Funds, page 75:

6. Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Where to Obtain More Information, page 123:

7. While we recognize that any documents you files pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please revise to state that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Annex B – Opinion of Qatalyst Partners LP

8. Refer to the second sentence of the fourth paragraph on page B-2. Please revise to remove the implication that investors may not rely on the opinion of Qatalyst Partners and clarify that Qatalyst Partners consents to the use of its opinion in the registration statement.

Exhibits 8.1 and 8.2

9. We note that you have filed exhibits pursuant to Item 601(b)(8) of Regulation S-K ("Opinion re tax matters"). Please clarify whether counsels are giving tax opinions supporting the tax matters and consequences to shareholders described in the filing. If so, please have counsels clarify that the disclosure in Material U.S. Federal Income Tax Consequences is counsel's opinion. In this regard, the statement that the discussion "is accurate in all material respects" is not appropriate. Please also have counsels file a signed and dated tax opinion prior to the effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Daniel Duchovny in the Office of Mergers and Acquisitions at (202) 551-3619, J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3611 with any questions you may have.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz